UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G/A
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 1)

YASHENG ECO-TRADE CORPORATION
(Name of Issuer)

Common Stock
(Title of Class of Securities)

92905M203
(CUSIP Number)

February 16, 2010
(Date of Event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐           Rule 13d-1(b)
☑           Rule 13d-1(c)
☐           Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSON

Socius Capital Group, LLC

IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

27-1051956

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

5.	SOLE VOTING POWER

0 (See Item 4)

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

0 (See Item 4)

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 (See Item 4)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES: ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

0.0%

12.	TYPE OF REPORTING PERSON

OO

1.	NAME OF REPORTING PERSON

Terren S. Peizer

IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

5.	SOLE VOTING POWER

0 (See Item 4)

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

0 (See Item 4)

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 (See Item 4)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES: ☑

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

0.0%

12.	TYPE OF REPORTING PERSON

IN

1.	NAME OF REPORTING PERSON

Patricia Peizer

IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

5.	SOLE VOTING POWER

0 (See Item 4)

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

0 (See Item 4)

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 (See Item 4)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES: ☑

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

0.0%

12.	TYPE OF REPORTING PERSON

IN

ITEM 1 (a)	Name of Issuer:

Yasheng Eco-Trade Corporation

(b)	Address of Issuer’s Principal Business Office:

1061 ½ N Spaulding Avenue
Los Angeles, CA 90046

ITEM 2 (a)	Name of Person Filing:

This statement is filed by Socius Capital Group, LLC (“Socius”) with respect to shares of common stock, $0.001 par value per share, of the issuer beneficially owned by it, and by Terren S. Peizer and Patricia Peizer with respect to the shares beneficially owned by Socius.

(b)	Address of Principal Business Office, or if None, Residence:

The address of the principal business office of Socius, Mr. Peizer and Ms. Peizer is:
11150 Santa Monica Boulevard, Suite 1500, Los Angeles, CA 90025.

(c)	Citizenship:

Socius is a Delaware limited liability company.
Mr. Peizer and Ms. Peizer are United States citizens.

(d)	Title of Class of Securities:

Common Stock, $0.001 par value per share.

(e)	CUSIP NUMBER:

92905M203

ITEM 3:	If this Statement if Filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

☐	a.	Broker or dealer registered under Section 15 of the Exchange Act.
☐	b.	Bank as defined in Section 3(a)(6) of the Exchange Act.
☐	c.	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
☐	d.	Investment company registered under Section 8 of the Investment Company Act.
☐	e.	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)
☐	f.	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)
☐	g.	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)
☐	h.	A savings association as defined I Section 3(b) of the Federal Deposit Insurance Act
☐	i.	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act
☐	j.	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4:	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See item 9 of cover pages.

(b)	Percent of class: See item 11 of cover pages.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

(ii)	Shared power to vote or to direct the vote:

(iii)	Sole power to dispose or to direct the disposition of:

(iv)	Shared power to dispose or to direct the disposition of:

See items 5-8 of cover pages.

Socius owns warrants exercisable for up to 306,818,182 shares of common stock.  However, the warrants are not exercisable within 60 days pursuant to contractual limitations and due to a 9.9% ownership limitation contained in the warrants for Socius and its affiliates.

Socius also holds 10,000,000 shares of common stock, received from the issuer as a commitment fee under a stock purchase agreement between Socius and the issuer.  The agreement requires Socius to return these shares to the issuer unless certain obligations of the issuer thereunder are not complied with on or before six months from the date of issuance of the shares.

 Mr. Peizer and Ms. Peizer directly own no shares of the issuer.  Mr. Peizer is the sole Managing Director of Socius, and Ms. Peizer is the sole ultimate beneficial owner of Socius.  By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, Mr. Peizer and/or Ms. Peizer may be deemed to beneficially own and/or control the shares owned by Socius.  Mr. Peizer disclaims beneficial ownership, and Ms. Peizer disclaims control, of any of the securities covered by this statement.

ITEM 5:	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following box❑

ITEM 6:	Ownership of more than Five Percent on Behalf of Another Person.

Not Applicable.

ITEM 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

ITEM 8:	Identification and Classification of Members of the Group.

Not Applicable.

ITEM 9:	Notice of Dissolution of Group.

Not Applicable.

ITEM 10:	Certifications.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2010	SOCIUS CAPITAL GROUP, LLC

	By:	/s/ Terren S. Peizer
Name: Terren S. Peizer
Its: Managing Director

Dated: February 16, 2010	/s/ Terren S. Peizer
Terren S. Peizer

Dated: February 16, 2010	/s/ Patricia Peizer
Patricia Peizer